ECHOSTAR CORPORATION
100 Inverness Terrace East
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF MAY 12, 2010

June 4, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-0404
Attention:   Larry Spirgel
     Assistant Director

Re:	EchoStar Corporation (“EchoStar” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010, as amended March 17, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2010
File No. 001-33807

Dear Mr. Spirgel:

We are supplying the following response to the comments contained in your letter dated May 12, 2010, regarding the above-referenced document.  To facilitate your review, we have included in this letter the caption and numbered comment in bold text and have provided the Company’s response immediately following the numbered comment.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings.  It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect.  Accordingly, any changes implemented in future filings, should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

100 Inverness Terrace East, Englewood, CO 80112  Tel: 303.706.4000

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement

Election of Directors, page 4

1.
We note your disclosure that describes your directors’ qualifications to serve on your board.  However, this disclosure only identifies the principal occupations and employment of each director with some specific references to certain occupations and employment.  In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board.  See Item 401(e) of Regulation S-K.

Response:

In future filings, we will expand our disclosure with respect to each director regarding what aspects of the individual’s experience led our Board of Directors to conclude that the person should serve as a director for EchoStar, as well as any other relevant qualifications, attributes or skills that were considered by our Board of Directors.

2.
We note your disclosure regarding the Board Leadership Structure on page 8.  In future filings, please expand your disclosure to discuss why this structure is the most appropriate one for your company.  See Item 407(h) of Regulation S-K.

Response:

In future filings, we will expand our disclosure regarding why this structure is the most appropriate one for EchoStar.

100 Inverness Terrace East, Englewood, CO 80112  Tel: 303.706.4000

Mr. Larry Spirgel
United States Securities and Exchange Commission

Risk Assessment, page 30

3.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach your conclusions.

Response:

Annually, management reviews the components of our compensation for each employee other than our executive officers.  Base salaries for each of our executive officers (other than Mr. Ergen) are determined annually by our Board of Directors primarily based on Mr. Ergen’s recommendations.  The Board of Directors places substantial weight on Mr. Ergen’s recommendations in light of his role as Chairman and as controlling shareholder of EchoStar.  The Board of Directors ultimately approved base cash salaries for 2009 for each of these executive officers other than Mr. Ergen.

Our Compensation Committee, without Mr. Ergen present, sets Mr. Ergen’s base cash salary.  In connection with our separation from DISH Network Corporation, Mr. Ergen’s base salary for 2009 was set at $1.  Our Compensation Committee makes and approves grants of options and other equity-based compensation to all of our executive officers.

The primary components of our executive compensation have historically included:

• base cash salary;
• long-term equity incentive compensation in the form of stock options and restricted stock units offered under EchoStar’s stock incentive plan;
• 401(k) plan; and
• other compensation, including perquisites and personal benefits and post-termination compensation.

EchoStar’s executive compensation program may also include short-term incentive compensation, including conditional and/or performance-based cash incentive compensation and discretionary bonuses.  We design corporate performance metrics that determine payouts for certain business segment leaders in part on the achievement of longer-term company-wide goals.  This is based on our belief that applying Company-wide metrics encourages decision-making that is in the best long-term interests of EchoStar and our shareholders as a whole.  However, during 2009, we elected not to implement a short-term incentive program.

Base salary, 401(k) benefits and other benefits and perquisites provided generally to EchoStar employees provide a minimum level of compensation for our executive officers.  EchoStar has included salary as a component of its executive compensation package because we believe it is appropriate that some portion of the compensation paid to executives be provided in a form that is fixed and liquid occurring over regular intervals.  Generally, however, EchoStar has weighted overall compensation towards incentives, particularly equity components, as opposed to base salaries.

100 Inverness Terrace East, Englewood, CO 80112  Tel: 303.706.4000

Mr. Larry Spirgel
United States Securities and Exchange Commission

With respect to other compensation, including perquisites and personal benefits and post-termination compensation, EchoStar has traditionally offered benefits to its executive officers on substantially the same terms as offered to other employees.  These benefits have included medical, vision, and dental insurance, life insurance, and the employee stock purchase plan as well as discounts on EchoStar’s products and services.  EchoStar has not traditionally provided severance benefits to employees.  However, certain stock options and restricted stock units have been granted to its executive officers subject to acceleration of vesting upon a change in control of EchoStar for those executive officers who are terminated by us or the surviving entity, as applicable, for any reason other than for cause during the twenty-four month period following such change in control.

Generally, EchoStar’s overall compensation trails that of its competitors in the areas of base pay, severance packages, and short-term incentives and may be competitive over time in equity compensation.  With respect to equity incentive compensation, EchoStar attempts to ensure that each executive officer retain equity awards that at any given time are significant in relation to such individual’s annual cash compensation to ensure that each of its executive officers has appropriate incentives tied to the value realized by our shareholders.

EchoStar generally grants stock options and/or restricted stock units only to a limited number of employees at certain levels; the awards generally vest annually at the rate of 20% per year.  We believe that the multi-year vesting of our equity awards properly account for the time horizon of risk.  EchoStar has operated under the belief that executive officers will be better able to contribute to its long-term success and help build incremental shareholder value prudently if they have a stake in that future success and value over a long period.  EchoStar believes this stake focuses the executive officers’ attention on managing EchoStar as owners with equity positions in EchoStar and aligns their interests with the long-term interests of EchoStar’s shareholders.  Equity awards therefore have represented an important and significant component of EchoStar’s compensation program for executive officers.  These awards, coupled with the relatively longer time frame during which these awards vest mitigate the effect of short-term variations in our operating and financial performance, and we believe focus management goals appropriately on longer-term value creation for shareholders rather than rewarding short-term gains.  In light of our approach towards compensation as set forth above, we believe that our process assists us in our efforts to mitigate excessive risk-taking.

100 Inverness Terrace East, Englewood, CO 80112  Tel: 303.706.4000

Mr. Larry Spirgel
United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (720) 514-5152.  I can also be reached by fax at (720) 514-5957.

  Sincerely,

/s/ Bernard L. Han
Bernard L. Han
Executive Vice President and Chief Financial Officer

cc:           Scott Hodgdon, SEC
Kathleen Krebs, SEC

100 Inverness Terrace East, Englewood, CO 80112  Tel: 303.706.4000